SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.5)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

October 31, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 158,656,713 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 158,656,713 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 158,656,713 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 153,104,705 of the Ordinary Shares of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”), 18,564 Ordinary Shares underlying restricted stock units of the Issuer (“RSU’s”) and 301,522 Ordinary Shares underlying 301,522 options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer to the Hong Kong Exchange (“HKEX”) on November 5, 2019.

CUSIP No. 07725L102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 158,656,713 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 158,656,713 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 158,656,713 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 153,104,705 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares underlying RSU’s and 301,522 Ordinary Shares underlying 301,522 options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer to the HKEX on November 5, 2019.

CUSIP No 07725L102	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 159,118,860 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 159,118,860 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 159,118,860 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 153,502,479 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares underlying RSU’s, 301,522 Ordinary Shares underlying 301,522 options, 92,326 Ordinary Shares (7,102 in the form of ADS) received from an in-kind pro rata distribution in October 2017 and 218,817 Ordinary Shares (13,516 in the form of ADS) received from an in-kind pro rata distribution in June 2019. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer to the HKEX on November 5, 2019.

CUSIP No. 07725L102	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 159,118,860 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 159,118,860 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 159,118,860 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 153,502,479 Ordinary Shares reported that are beneficially owned through ADS, 18,564 Ordinary Shares underlying RSU’s, 301,522 Ordinary Shares underlying 301,522 options, 92,326 Ordinary Shares (7,102 in the form of ADS) received from an in-kind pro rata distribution in October 2017 and 218,817 Ordinary Shares (13,516 in the form of ADS) received from an in-kind pro rata distribution in June 2019. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer to the HKEX on November 5, 2019.

CUSIP No. 07725L102	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,004 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 151,004 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 129,740 Ordinary Shares reported that are beneficially owned through ADS.
(2)	The percentage of ownership is less than 0.1% based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer to the HKEX on November 5, 2019.

Amendment No. 5

This Amendment No. 5 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Funds hold securities of BeiGene, Ltd. (the “Issuer”) for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference.

Set forth below is the aggregate number of ordinary shares of the Issuer (“Ordinary Shares”) directly held by the Funds, 153,104,705 of which are directly held by the Funds through American Depositary Shares (“ADS”), along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each ADS represents 13 Ordinary Shares of the Issuer. The information set forth below is based on 785,043,014 Ordinary Shares outstanding at October 31, 2019 as reported by the Issuer’s with the Hong Kong Exchange (“HKEX”) on November 5, 2019. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	13,364,453	1.7%
Baker Brothers Life Sciences, L.P.	144,972,174	18.5%
Total	158,336,627	20.2%

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the Board since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 282,035 options to purchase Ordinary Shares (“Stock Options”) received in connection with their service on the Board, 150,761 of which are vested as of 60 days from the date of this Amendment No. 5. Michael Goller and Ranjeev Krishana each hold 9,282 Restricted Stock Units (“RSU’s”) in connection with their service on the Board. The RSU’s are vested as of the date of this Amendment No. 5. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On October 31, 2019, the Funds and Amgen, Inc., a Delaware corporation (“Amgen”) entered into a Support Agreement (the “Support Agreement”) pursuant to which, among other things and subject to the terms and conditions therein, the Funds agreed, in their capacities as holders of Ordinary Shares of the Issuer, to vote (or consent pursuant to an action by written consent of the shareholders, if applicable) all Ordinary Shares of the Issuer which the Funds are entitled to vote or any Ordinary Shares acquired by the Funds prior to the expiration date of the Support Agreement in favor of the approval of a share purchase agreement between Amgen and the Issuer providing for the sale and issuance by the Issuer to Amgen of 203,282,820 Ordinary Shares(the “Purchase Agreement”) and a collaboration agreement by and among the Issuer, BeiGene Switzerland Gmbh, a wholly-owned subsidiary of the Issuer and Amgen (the “Collaboration Agreement”, and together with the Purchase Agreement, the “Transactions”) and against any action or agreement that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. Under the the Support Agreement, the Funds may not enter into any other voting agreements or deposit any Ordinary Shares into a voting trust. However, the Support Agreement does not limit the Funds’ ability to sell, tranfer, assign, tender, or otherwise dispose of its holdings of the Issuer. The Support Agreement will expire upon the earlier to occur of (i) the date of the approval of the Transactions and all other transactions contemplated by the Purchase Agreement or the Collaboration Agreement at an Issuer shareholders’ meeting, (ii) such date and time as the Purchase Agreement shall be terminated, or (iii) upon mutual written consent of the parties to terminate the agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits

Exhibit	Description

99.1	Support Agreement, dated October 31, 2019, by and among the Funds and Amgen

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2019

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager